February 28, 2024

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Intelligent Group Limited

Registration Statement on Form F-1

File No. 333-272136

Ladies and Gentlemen:

Pursuant to Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended (the “Act”), the undersigned hereby joins in the request of Intelligent that the effective date of the above-referenced Registration Statement be accelerated so as to permit it to become effective at 5:00 p.m. Washington D.C. time on February 28, 2024, or as soon thereafter as practicable.

Pursuant to Rule 460 of the General Rules and Regulations under the Act, the undersigned advises that it intends to distribute approximately 350 copies of the Preliminary Prospectus dated November 21, 2023 to prospective underwriters and dealers, institutional investors, retail investors and others.

The undersigned advises that it has complied and will continue to comply with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

Very truly yours,

WESTPARK CAPITAL, INC.

By:	/s/ Jason Stern
	Name:	Jason Stern
	Title:	Chief Operating Officer

1800 Century Park East, Suite 220, Los Angeles, CA 90067 310 843-9300